UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

KT Corporation

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant

by furnishing the information contained in this

form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under

the Securities Exchange Act of 1934.)

Yes                      No      X

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Grant of Stock Options to Directors

We hereby inform you that the board of directors of KT Corporation (NYSE symbol: KTC) resolved to grant stock options to some of its directors. Details are as follows:

1.	Grantees and the number of granted shares:

Name	Position	Number of Options
Jeong-Ro Yoon	Outside Director	5,400
Kon-Sik Kim	Outside Director	5,400
Hi-Chang Roh	Standing Director	60,000

2.	Date of grant: February 4, 2005.

3.	Method of grant: distribution of treasury shares at the exercise price.

4.	Exercise price: Won 54,600

5.	Exercise period: from February 5, 2007 to February 4, 2012.

6.	Date of board resolution: February 4, 2005.

7.	Exercise price and the number of granted shares will be adjusted upon occurrence of certain events, including rights offerings, bonus issues, stock dividends, share splits and consolidation by a resolution of the board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 4, 2005

KT Corporation

By:	/s/ Wha - Joon Cho
Name:	Wha - Joon Cho
Title:	Managing Director